As filed with the Securities and Exchange Commission on December 29,
1999

	Securities Act Registration	No. 33-
49982
	Investment Company Act Registration	No. 811-
7046

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM N-2
	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	Pre-Effective Amendment No.___
	Post-Effective Amendment No. 7

	and/or
	REGISTRATION STATEMENT UNDER
	THE INVESTMENT COMPANY ACT OF 1940
	AMENDMENT NO. 8
	__________________
	Managed Municipals Portfolio II Inc.
	(a Maryland Corporation)
	(Exact Name of Registrant as Specified in Charter)
	388 Greenwich Street
	New York, New York  10013
	(Address of Principal Executive Offices)
	(800) 331-1710
	(Registrant's Telephone Number, including Area Code)
	Christina T. Sydor, Secretary
	Managed Municipals Portfolio Inc.
	388 Greenwich Street
	New York, New York  10013
	(Name and Address of Agent for Service)
	_____________________
	Copies to:
	Burton M. Leibert, Esq.
	Willkie Farr & Gallagher
	787 Seventh Avenue
	New York, New York  10019
	_______________
	Approximate Date of Proposed Public Offering: As soon as practicable after
	the effective date of this Registration Statement.

	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the
Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ?
_______________
	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions.
This Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-47116).

	It is proposed that this filing will become effective: ? when declared effective pursuant to section 8(c).

	Registrant amends this Registration Statement under the Securities Act of 1933, as amended, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.




	MANAGED MUNICIPALS PORTFOLIO II INC.

	Form N-2
	Cross Reference Sheet

Part A
Item No.	Caption	Prospectus Caption

1.	Outside Front Cover		Outside Front Cover of
Prospectus
2.	Inside Front and Outside Back Cover Page		Inside Front and Outside
Back Cover Page
		of Prospectus
3.	Fee Table and Synopsis		Prospectus Summary; Fund
Expenses
4.	Financial Highlights		Financial Highlights
5.	Plan of Distribution		Prospectus Summary; The
Offering;
6.	Selling Shareholders		Not Applicable
7.	Use of Proceeds.........................................................
 ..	Use of Proceeds
8.	General Description of the
Registrant.........................................	Prospectus
Summary;  The Fund;
	Investment Objectives and Policies;  			Description
of Common Stock; Share Price 			Data;
Certain Provisions of the Articles of
	Incorporation;  Appendix.
9.	Management		Management of the Fund;
Description of
		Common Stock; Custodian
and Transfer 			Agent
10.	Capital Stock, Long-Term Debt, and Other
	Securities 		Taxation; Dividend
Reinvestment Plan;
		Dividends and
Distributions; Description of 		Common Stock;
Share Price Data
11.	Defaults and Arrears on Senior Securities		Not Applicable
12.	Legal Proceedings		Not Applicable
13.	Table of Contents of the Statement of
	Additional Information		Further Information

Part B		Statement of Additional
Item No.		Information Caption

14.	Cover Page		Cover Page
15.	Table of Contents		Table of Contents
16.	General Information and
History................................................	The Fund;
Description of Common 			Stock (see
Prospectus)
17.	Investment Objective and Policies		Investment Objective and
Policies; Invest-
		ment Restrictions
18.
	Management...........................................................
 ....................	Management of the Fund;
Directors and 		Executive Officers
of the Fund
19.	Control Persons and Principal Holders of
	 Securities		Not Applicable
20.	Investment Advisory and Other Services		Management of the Fund
21.	Brokerage Allocation and Other Practices		Investment Objectives
and Policies;

		Fund Transactions
22.	Tax Status		Taxes; Taxation (see
Prospectus)
23.	Financial Statements		Financial Statements


Part A
Prospectus


-------------------------------------------------------------------------------
Prospectus                                                    December 29, 1999
-------------------------------------------------------------------------------

Managed Municipals Portfolio II Inc.


Common Stock
      Listed on the New York Stock Exchange
      Trading symbol--MTU


	Managed Municipals Portfolio II Inc. is a non-diversified, closed-end management investment company. The fund's investment objective is to seek as high a level of current income exempt from federal income tax as is consistent with preservation of principal. The fund invests primarily in long- term, investment grade municipal debt securities issued by state and local governments, political subdivisions, agencies and public authorities (municipal obligations).


   The market prices of closed-end funds frequently are less than the net asset value per share. For more information about this or other risks of investing in the fund, see the "Prospectus Summary" and "Risk Factors and Special Considerations" herein.


   The prospectus contains important information about the fund. For your benefit and protection, please read it before you invest, and keep it on hand for future reference.


   The statement of additional information (SAI) provides more detailed information about the fund and is incorporated into this prospectus by reference. The SAI and shareholder reports can be obtained without charge from your Salomon Smith Barney Financial Consultant or from the fund by calling 1-800-331-1710 or writing to the fund at 388 Greenwich Street, New York, New York 10013. You can review the fund's SAI and shareholder reports at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. The Commission charges a fee for this service. Information about the Public Reference Room may be obtained by calling 1-800-SEC-0330. You can get the same information free from the Commission's Internet web site at www.sec.gov

SALOMON SMITH BARNEY INC.
SSB CITI FUND MANAGEMENT LLC
Investment manager and Administrator

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY STATEMENT TO THE CONTRARY IS A CRIME.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------

Prospectus
----------
Prospectus Summary                                                             3
--------------------------------------------------------------------------------
Fund Expenses                                                                  6
--------------------------------------------------------------------------------
Financial Highlights                                                           7
--------------------------------------------------------------------------------
The Fund                                                                       8
--------------------------------------------------------------------------------
The Offering                                                                   8
--------------------------------------------------------------------------------
Use of Proceeds                                                                8
--------------------------------------------------------------------------------
Investment Objective and Policies                                              8
--------------------------------------------------------------------------------
Risk Factors and Special Considerations                                       13
--------------------------------------------------------------------------------
Investment Restrictions                                                       15
--------------------------------------------------------------------------------
Net Asset Value                                                               15
--------------------------------------------------------------------------------
Share Price Data                                                              16
--------------------------------------------------------------------------------
Taxation                                                                      17
--------------------------------------------------------------------------------
Management of the Fund                                                        18
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                       19
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation                           21
--------------------------------------------------------------------------------
Description of Common Stock                                                   23
--------------------------------------------------------------------------------
Custodian and Transfer Agent                                                  23
--------------------------------------------------------------------------------
Independent Auditors                                                          24
--------------------------------------------------------------------------------
Further Information                                                           24
--------------------------------------------------------------------------------
Appendix A                                                                   A-1
--------------------------------------------------------------------------------

Statement of Additional Information
-----------------------------------
Investment Objective and Policies                                              2
--------------------------------------------------------------------------------
Management of the Fund                                                        13
--------------------------------------------------------------------------------
Taxes                                                                         18
--------------------------------------------------------------------------------
Stock Purchases and Tenders                                                   22
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation                           22
--------------------------------------------------------------------------------
Additional Information                                                        24
--------------------------------------------------------------------------------
Financial Statements                                                          24
--------------------------------------------------------------------------------
Appendix: Description of Moody's Investors Service, Inc.
(Moody's), Standard & Poor's Ratings Group (S&P) and
Fitch IBCA, Inc. (Fitch) Ratings                                             A-1
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Prospectus Summary
-------------------------------------------------------------------------------

      The following is a summary of more complete information appearing later in the prospectus. You should read the entire prospectus because it contains details that are not in the summary. Cross references in the summary to headings in the prospectus will help you locate information.

INVESTMENT OBJECTIVE AND PRIMARY INVESTMENTS The fund's investment objective is to seek as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. The fund invests primarily in long-term, investment grade municipal obligations. Investment grade debt securities are those rated in one of the four highest rating categories by a nationally recognized statistical rating organization (NRSRO).

      Municipal obligations may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, payment in kind and auction rate features. See "The Fund," "Investment Objective and Management Policies" and Appendix A.

TAX-EXEMPT INCOME The fund invests with the objective that dividends paid by the fund may be excluded by shareholders from their gross incomes for federal income tax purposes. A portion of the fund's dividends may be taxable. The fund may invest without limit in private activity bonds. Income from these bonds may be a special preference item for purposes of the federal alternative minimum tax
(AMT). The fund may not be a suitable investment if you are subject to the AMT. See "The Fund," "Investment Objective and Management Policies" and "Taxation."


THE OFFERING The fund's shares of common stock trade on the New York Stock Exchange. Salomon Smith Barney may buy and sell the fund's shares and make a market in the common stock. Salomon Smith Barney is not obligated to conduct market-making activities and may stop doing so at any time without notice. See "The Offering" and "Use of Proceeds."


LISTING NYSE.

SYMBOL MTU.


INVESTMENT MANAGER SSB Citi Fund Management LLC (SSB Citi or manager) (a successor of SSBC Fund Management Inc.). The manager selects and manages the fund's investments in accordance with the fund's investment objective and policies. SSB Citi is also the fund's administrator and oversees the fund's non-investment operations and its relations with its service providers. For its services, SSB Citi receives a fee equal on an annual basis to 0.90% of the fund's average daily net assets. See "Management of the Fund."

-------------------------------------------------------------------------------
Prospectus Summary (continued)
-------------------------------------------------------------------------------

RISK FACTORS AND SPECIAL CONSIDERATIONS The value of the securities in the fund's portfolio fluctuate in price and the value of your investment in the fund will go up and down in value. This means that you could lose money on your investment in the fund or the fund could perform less well than similar investments. In addition, the price of the shares is determined by market prices on the NYSE and elsewhere, so you may receive a price that is less than net asset value when you sell your shares. The principal risks associated with an investment in the fund are described below.


	 Municipal obligations. The fund invests primarily in municipal obligations and may be affected by any of the following:

      o Interest rates rise, causing the value of the fund's portfolio generally to decline.

      o When interest rates are declining, the issuer of a security may exercise its right to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk.

      o The underlying revenue source for a municipal obligation other than a general obligation bond is insufficient to pay principal or interest in a timely manner.


      o The credit rating of an issue owned by the fund is downgraded or an issuer thereof defaults on its obligation to pay principal and/or interest.


      o The manager's judgment about the attractiveness, value or income potential of a particular bond proves to be incorrect.

      o Municipal obligations fall out of favor with investors.

      o Unfavorable legislation affects the tax-exempt status of municipal obligations.

      Investment grade and unrated securities. The fund invests in investment grade debt securities, and unrated securities that the manager believes are of comparable quality. Investment grade securities that are not in the highest rating category may be subject to greater risk of downgrade and issuer default than higher rated securities and may have speculative characteristics. The fund may experience more difficulty selling unrated securities because markets for these securities may be less liquid.

      Issuer diversification. The fund is not diversified, which means that it can invest a higher percentage of its assets in any one issuer. Being non-diversified may magnify the fund's losses from adverse political or economic events affecting a particular issuer.

      Derivatives. The fund may hold securities or use investment techniques that

-------------------------------------------------------------------------------
Prospectus Summary (continued)
-------------------------------------------------------------------------------

provide for payments based on or "derived" from the performance of an underlying asset, index or other economic benchmark.

      Even a small investment in derivative contracts can have a big impact on the fund's interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when interest rates are changing. The fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the fund's holdings. The other parties to certain derivative contracts present the same types of default risk as issuers of fixed income securities. Derivatives can also make the fund less liquid and harder to value, especially in declining markets. Derivatives include futures and options transactions.

      Closed-end investment company. The fund is a closed-end investment company and its shares may trade on the NYSE at a price that is less than its net asset value.

      See "Risk Factors and Special Considerations" and "Certain Provisions of the Articles of Incorporation--Market Discount."

DIVIDENDS AND DISTRIBUTIONS Any dividends from net investment income (income other than net realized capital gains) are paid monthly and any distributions of net realized capital gains are paid annually. Your dividends or distributions are reinvested in additional fund shares through participation in the dividend reinvestment plan, unless you elect to receive cash. The number of shares issued to you by the plan depends on the price of the shares. The price of the shares is determined by the market price at the time the shares are purchased.


Market Price of Fund Shares                 Price of Fund Shares Issued by Plan
-------------------------------------------------------------------------------
Greater than or equal to net asset value    Shares issued at net asset value or
                                            95% of market price whichever is
                                            greater

Less than net asset value                   Market price


See "Dividends and Distributions; Dividend Reinvestment Plan."


CUSTODIAN PNC Bank, National Association (PNC Bank) is the fund's custodian. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

-------------------------------------------------------------------------------
Portfolio Summary (continued)
-------------------------------------------------------------------------------


TRANSFER AGENT, DIVIDEND-PAYING AGENT, REGISTRAR AND PLAN AGENT PFPC Global Fund Services (PFPC) is the fund's transfer agent, dividend-paying agent and registrar. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."


-------------------------------------------------------------------------------
Fund Expenses
-------------------------------------------------------------------------------

The following table shows the expenses the fund pays. As a shareholder, you indirectly bear these expenses.


-------------------------------------------------------------------------------
Annual Expenses
    (as a percentage of net assets)
    Management fees* ....................................... 0.90%
    Other expenses** ....................................... 0.19%
-------------------------------------------------------------------------------
Total Annual Operating Expenses ............................ 1.09%
===============================================================================
* On September 1, 1998, SSB Citi instituted a voluntary waiver of a portion of its management fees in order to enable the fund to increase its dividend yield. The waiver is a temporary measure and may be terminated at any time by SSB Citi. The amount stated above does not reflect this waiver. See "Management of the Fund--Investment Manager and Administrator" in the SAI for further details.

** "Other expenses," as shown above, are based on expenses for the fiscal year ended August 31, 1999.


      EXAMPLE

      An investor would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) reinvestment of all dividends:


        One year   Three years   Five years   Ten years
-------------------------------------------------------------------------------
           $11         $35          $60         $133
-------------------------------------------------------------------------------


      While the example assumes a 5% annual return, the fund's performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the fund's Dividend Reinvestment Plan may receive shares purchased or issued at a price or value different from net asset value. See "Dividends and Distributions; Dividend Reinvestment Plan." This example should not be considered a representation of future expenses of the fund. Actual expenses may be greater or less than those shown.

-------------------------------------------------------------------------------
Financial Highlights
-------------------------------------------------------------------------------

The following information for the five years ended August 31, 1999 has been audited by KPMG LLP, independent auditors, whose report thereon appears in the fund's Annual Report dated August 31, 1999. The information for the year ended August 31, 1994 and the period ended August 31, 1993 has been audited by other independent auditors. The following information should be read in conjunction with the financial statements and related notes that also appear in the fund's Annual Report, which is incorporated by reference into this Prospectus.

      For a share of capital stock outstanding throughout each year:

============================================================================================================================
                                          1999         1998         1997         1996         1995         1994         1993(1)
----------------------------------------------------------------------------------------------------------------------------
Net Asset Value,
  Beginning of Year                     $12.48       $12.15       $11.98       $12.36       $12.15       $13.37       $12.00
----------------------------------------------------------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                   0.56         0.55         0.63         0.66         0.69         0.64         0.62
  Net realized and unrealized
    gain (loss)                          (1.02)        0.53         0.48        (0.21)        0.32        (0.61)        1.34
----------------------------------------------------------------------------------------------------------------------------
Total Income (Loss) From Operations      (0.46)        1.08         1.11         0.45         1.01         0.03         1.96

Offering Cost Credited
  (Charged) to Paid-in Capital              --           --           --           --           --         0.01        (0.04)
----------------------------------------------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                  (0.54)       (0.58)       (0.66)       (0.67)       (0.68)       (0.67)       (0.55)
  Net realized gains                     (0.18)       (0.17)       (0.28)       (0.16)       (0.12)       (0.59)          --
----------------------------------------------------------------------------------------------------------------------------
Total Distributions                      (0.72)       (0.75)       (0.94)       (0.83)       (0.80)       (1.26)       (0.55)
----------------------------------------------------------------------------------------------------------------------------
Net Asset Value,
  End of Year                           $11.30       $12.48       $12.15       $11.98       $12.36       $12.15       $13.37
----------------------------------------------------------------------------------------------------------------------------
Total Return, Based on
  Market Value*                          (0.59)%      (1.31)%       7.75%        7.35%        8.86%        0.72%        9.97%++
----------------------------------------------------------------------------------------------------------------------------
Total Return, Based on
  Net Asset Value*                       (3.29)%       9.57%        9.86%        4.01%        9.20%        0.48%       16.46%++
============================================================================================================================
Net Assets, End of Year
  (millions)                              $127         $140         $137         $134         $139         $136         $150
============================================================================================================================
Ratios to Average Net Assets:
  Expenses (2)                            1.03%        1.10%        1.10%        1.09%        1.14%        1.12%        1.10%+
  Net investment income                   4.62         4.46         5.23         5.31         5.80         5.08         5.21+
----------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                     27%          66%          97%          63%          95%          85%         163%
----------------------------------------------------------------------------------------------------------------------------
Market Value,
  End of Period                        $10.063      $10.813      $11.688      $11.750      $11.625      $11.500      $12.625
=============================================================================================================================


(1) For the period from September 24, 1992 (commencement of operations) to August 31, 1993.
(2) The manager and administrator waived part of their fees for the year ended August 31, 1999. If such fees had not been waived, the per share decrease on the net investment income and the annualized ratio of expenses to average net assets would have been $0.01 and 1.09%, respectively.
(*) The total return assumes that dividends are reinvested in accordance with the fund's dividend reinvestment plan.
++ Total return is not annualized, as it may not be representative of the total return for the year.
 +  Annualized.

-------------------------------------------------------------------------------
The Fund
-------------------------------------------------------------------------------

      The fund was incorporated under the laws of the State of Maryland on July 23, 1992 and is registered under the Investment Company Act of 1940, as amended (the 1940 Act). Its principal office is located at 388 Greenwich Street, New York, New York 10013. The fund's telephone number is (800) 451-2010.

-------------------------------------------------------------------------------
The Offering
-------------------------------------------------------------------------------

      Salomon Smith Barney currently makes a market in the common stock. This prospectus is to be used by Salomon Smith Barney in connection with offers and sales of the common stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of sale. Salomon Smith Barney is not required to make a market in the common stock and may stop doing so at any time. You should not rely on Salomon Smith Barney's market making activities to provide an active or liquid trading market for the common stock.

-------------------------------------------------------------------------------
Use of Proceeds
-------------------------------------------------------------------------------

      The fund will not receive any proceeds from the sale of common stock offered pursuant to this prospectus. Proceeds received by Salomon Smith Barney as a result of its market-making in common stock will be used by Salomon Smith Barney in connection with its secondary market operations and for general corporate purposes.

-------------------------------------------------------------------------------
Investment Objective and Policies
-------------------------------------------------------------------------------

      The fund's investment objective is to seek as high a level of current income exempt from federal income taxes as is consistent with the preservation of principal. The fund's investment objective may only be changed by the affirmative vote of the holders of a "majority of the fund's outstanding voting securities" (as defined in the 1940 Act). In seeking its objective, the fund invests in long-term municipal obligations. The fund operates subject to a fundamental investment policy providing that, under normal conditions, it invests at least 80% of its net assets in municipal obligations. The fund may not achieve its investment objective.


      The fund invests primarily in municipal obligations rated investment grade, that is, rated within the highest four categories by any NRSRO, such as those rated no lower than Baa, MIG 3 or Prime-1 by Moody's Investors Service, Inc. (Moody's), BBB, SP-2 or A-1 by Standard & Poor's Ratings Group (S&P), or BBB or F1 by Fitch IBCA, Inc. (Fitch). Up to 20% of the fund's total assets may be invested in below investment grade or unrated securities deemed by the manager to be of comparable quality. The fund will not invest in municipal obligations rated below

-------------------------------------------------------------------------------
Investment Objective and Policies (continued)
-------------------------------------------------------------------------------


investment grade by an NRSRO at the time of purchase unless they are also rated investment grade by at least one other NRSRO at such time. A description of the relevant Moody's, S&P and Fitch ratings is set forth in the Appendix to the SAI. Although municipal obligations rated Baa by Moody's, BBB by S&P or BBB by Fitch are considered to be investment grade, they may be subject to greater risks than higher-rated investment grade securities. Municipal obligations rated Baa by Moody's, for example, are considered medium-grade obligations that lack outstanding investment characteristics and have speculative characteristics as well. Municipal obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest. Municipal obligations rated BBB by Fitch are deemed to be subject to a higher likelihood that their rating will fall below investment grade than higher-rated bonds.


      As a non-diversified fund, the fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (Code). To qualify as a regulated investment company, the fund will, among other things, limit its investments so that, at the close of each quarter of its taxable year (1) not more than 25% of the market value of its total assets will be invested in the securities of a single issuer and (2) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer. See "Taxation."

      The fund generally does not invest more than 25% of its total assets in any industry. Governmental issuers of municipal obligations are not considered part of any "industry." Municipal obligations backed only by the assets and revenues of non-governmental users may be deemed to be issued by the non-governmental users, and would be subject to the fund's 25% industry limitation. The fund may invest more than 25% of its total assets in a segment of the municipal obligations market if the manager determines that the yields available from obligations in a particular segment of the market justify the additional risks associated with a large investment in the segment and so long as the 25% industry concentration policy is not violated. The fund reserves the right to invest more than 25% of its assets in industrial development bonds or in issuers located in the same state, although it has no current intention of investing more than 25% of its assets in issuers located in the same state. If the fund were to invest more than 25% of its total assets in issuers located in the same state, it would be more susceptible to adverse economic, business or regulatory conditions in that state.

      Municipal obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Notes are short-term

-------------------------------------------------------------------------------
Investment Objective and Policies (continued)
-------------------------------------------------------------------------------

obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal obligations bear fixed, floating and variable rates of interest, and variations exist in the security of municipal obligations, both within a particular classification and between classifications. The types of municipal obligations in which the fund may invest are described in Appendix A to this prospectus.

      The yields on, and values of, municipal obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the municipal obligations markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value.

      Opinions relating to the validity of municipal obligations and to the exemption of interest on them from federal taxes are rendered by bond counsel to the respective issuers at the time of issuance. Neither the fund nor the manager will review the procedures relating to the issuance of municipal obligations or the basis for opinions of counsel. Issuers of municipal obligations may be subject to the provisions of bankruptcy, insolvency and other laws, such as the Federal Bankruptcy Reform Act of 1978, affecting the rights and remedies of creditors. In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

      Under normal conditions, the fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments (collectively, "taxable investments"). In addition, the fund may take a temporary defensive posture and invest without limitation in short-term municipal obligations and taxable investments, upon a determination by the manager that market conditions warrant such a posture. To the extent the fund holds taxable investments, the fund may not be fully achieving its investment objective.

      INVESTMENT TECHNIQUES

      The fund may employ, among others, the investment techniques described below, which may give rise to taxable income:

      When-Issued and Delayed Delivery Securities. The fund may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the

-------------------------------------------------------------------------------
Investment Objective and Policies (continued)
-------------------------------------------------------------------------------


fund prior to the actual delivery or payment by the other party to the transaction. The fund will not accrue income with respect to a when-issued or delayed delivery security prior to its stated delivery date. The fund will establish a segregated account consisting of cash or liquid securities, having a value equal to or greater than the fund's purchase commitments, provided such securities have been determined by SSB Citi to be liquid and unencumbered, and are marked to market daily, pursuant to guidelines established by the fund's directors. Placing securities rather than cash in the segregated account may have a leveraging effect on the fund's net asset value per share.


      Stand-By Commitments. The fund may acquire "stand-by commitments" with respect to municipal obligations it holds. Under a stand-by commitment, which resembles a put option, a broker, dealer or bank is obligated to repurchase at the fund's option specified securities at a specified price. Each exercise of a stand-by commitment, therefore, is subject to the ability of the fund's counterparty to make payment on demand. The fund will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes.


      Financial Futures and Options Transactions. To hedge against a decline in the value of municipal obligations it owns or an increase in the price of municipal obligations it proposes to purchase, the fund may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a U.S. exchange or board of trade. The futures contracts or options on futures contracts that may be entered into by the fund will be restricted to those that are either based on an index of municipal obligations or relate to debt securities the prices of which are anticipated by the manager to correlate with the prices of the municipal obligations owned or to be purchased by the fund. Regulations of the Commodity Futures Trading Commission (CFTC) applicable to the fund require that its transactions in futures and options be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the fund's net asset value, after taking into account unrealized profits and unrealized losses on such contracts.


      A financial futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specified property at a specified price, date, time and place. Unlike the direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in the financial futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The

-------------------------------------------------------------------------------
Investment Objective and Policies (continued)
-------------------------------------------------------------------------------

potential loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the fund.


      Lending Securities. The fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the manager unless the fund applies for and receives specific authority to do so from the Securities and Exchange Commission
(SEC). Loans of the fund's securities, if and when made, may not exceed 33 1/3% of the value of the fund's total assets taken at value. The fund's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that will be maintained at all times in a segregated account in an amount equal to the current market value of the loaned securities.


      Repurchase Agreements. The fund may enter into repurchase agreement transactions with banks which are the issuers of instruments acceptable for purchase by the fund and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the fund would acquire an underlying debt obligation for a relatively short period subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.


      Year 2000. The investment management and administrative services provided to the fund by SSB Citi depend on the smooth functioning of its computer systems. Many computer software systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the fund's operations, including the handling of securities trades, pricing and account services. SSB Citi has advised the fund that it has been reviewing all of its computer systems and actively working on necessary changes to its systems to prepare for the year 2000 and expects that its systems will be compliant before that date. In addition, SSB Citi has been advised by the fund's custodian, transfer agent and accounting service agent that they are also in the process of modifying their systems with the same goal. There can, however, be no assurance that SSB Citi or any other service provider will be successful, or that interaction with other non-complying computer systems will not impair fund or shareholder services at that time.


      In addition, the ability of issuers to make timely payments of interest and

-------------------------------------------------------------------------------
Investment Objective and Policies (continued)
-------------------------------------------------------------------------------

principal or to continue their operations or services may be impaired by the inadequate preparation of their computer systems for the year 2000. This may adversely affect the market values of securities of specific issuers or of securities generally if the inadequacy of preparation is perceived as widespread or as affecting trading markets.

-------------------------------------------------------------------------------
Risk Factors and Special Considerations
-------------------------------------------------------------------------------

      There are various risks associated with an investment in the fund. You should consider whether the fund is an appropriate investment for you. The fund invests substantially all of its assets in municipal obligations, and circumstances or events that affect the value of municipal obligations will affect the fund's net asset value. While certain risks are discussed elsewhere in this prospectus, the following is intended to provide a summary of the principal risks of an investment in the fund.


      Interest rate sensitivity. Municipal obligations are fixed-income securities which are sensitive to changes in interest rates. Generally, when interest rates are rising, the value of the fund's securities can be expected to decrease. When interest rates are declining, the value of the fund's securities can be expected to increase. The fund's net asset value will fluctuate in response to the increasing or decreasing value of the fund's securities.

      Less liquid markets for some municipal obligations. The market for municipal obligations and especially unrated obligations may be less liquid than for corporate bonds. Less liquid markets tend to be more volatile and react more negatively to adverse publicity and investor perception than more liquid markets.

      Issuer of a municipal obligation defaults or rating is downgraded. The issuer of a municipal obligation may not be able to make timely payments of interest and principal because of general economic downturns or adverse allocation of government cost burdens. This risk of default may be greater for private activity bonds or other municipal obligation whose payments are dependent upon a specific source of revenue. Adverse changes in the issuer's financial condition may negatively affect its credit rating or presumed creditworthiness. These developments would adversely affect the market value of the issuer's obligations.

      Issuer of a municipal obligation declares bankruptcy. The issuer of a municipal obligation might declare bankruptcy. To enforce its rights to interest and principal, the fund might be required to take possession of and manage the assets securing the issuer's obligation. This may increase the fund's expenses, reduce its net asset value and increase the amount of the fund's distributions that are taxable.


      Adverse governmental action

      o The U.S. government has enacted laws that have restricted or diminished the

-------------------------------------------------------------------------------
Investment Objective and Policies (continued)
-------------------------------------------------------------------------------

income tax exemption on some municipal obligations and it may do so again in the future. If this were to happen, shareholders could receive more of the distributions from the fund in taxable form. For some municipal obligations, if the state legislature does not appropriate money on a periodic basis, the issuer may stop interest and principal payments.


      Other. The issuer of a municipal obligation may be obligated to redeem the security at face value, but if the fund paid more than face value for the security, the fund may lose money on the security when it is sold.


      o There may be less extensive information available about the financial condition of issuers of municipal obligations than for corporate issuers with publicly traded securities.

	 When-Issued and Delayed Delivery Transactions. The fund may use when-issued and delayed delivery transactions to purchasesecurities. The value of securities purchased in these transactions may decrease before they are delivered to the fund. Also, the yield on securities purchased in these transactions may be higher in the market when the delivery takes place.



	 Financial Futures and Options. The fund may use financial futures contracts and options on these contracts to protect the fund from a decline in the price of municipal obligations it owns or an increase in the price of a municipal obligation it plans to buy.

      o Because it is not possible to correlate perfectly the price of the securities being hedged with the price movement in a futures contract, it is not possible to provide a perfect offset on losses on the futures contract or the option on the contract. Losses on the fund's security may be greater than gains on the future contract, or losses on the futures contract may be greater than gains on the securities subject to the hedge.

      o To compensate for imperfect correlation, the fund may over-hedge or under-hedge by entering into a futures contract or options on futures contracts in dollar amounts greater or lesser than the dollar amounts of the securities being hedged. If market movements are not as anticipated, the fund could lose money from these positions.

      o If the fund hedges against an increase in interest rates, and rates decline instead, the fund will lose all or part of the benefit of the increase in value of the securities it hedged because it will have offsetting losses in its futures or options positions. Also, in order to meet margin requirements, the fund may have to sell securities at a time it would not normally choose.

-------------------------------------------------------------------------------
Investment Restrictions
-------------------------------------------------------------------------------

      The fund has adopted certain fundamental investment restrictions that may be changed only with the prior approval of the holders of a majority of the fund's outstanding voting securities. A "majority of the fund's outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the fund's common stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares. The following are several of the restrictions applicable to the fund. Any percentage limits apply only at the time of purchase or initial investment. The fund is not required to sell securities if the limits are exceeded after the purchase or investment is completed. The fund may not:

    o Borrow money, except for temporary or emergency purposes, and then not in amounts that are greater than 15% of total assets (including the amount borrowed).

    o Buy more securities if the fund has borrowed money in amounts greater than 5% of net assets.

    o Invest more than 25% of total assets in securities of issuers in a single industry. This restriction does not apply to the fund's investments in U.S. Government securities.


    o Buy any fixed-income investments other than municipal obligations and taxable investments.


-------------------------------------------------------------------------------
Net Asset Value
-------------------------------------------------------------------------------

      The fund's net asset value will be calculated as of the close of regular trading on the NYSE, currently 4:00 p.m. New York time, on the last day of each week and month on which the NYSE is open for trading. Net asset value is calculated by dividing the value of the fund's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of common stock outstanding. Investments in U.S. Government securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the board of directors.

      The valuation of the fund's assets is made by the manager after consultation with an independent pricing service approved by the board of directors. When, in the judgment of the service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the service, no readily obtainable market quotation is available (which may constitute a majority of the fund's portfolio securities), are carried at

-------------------------------------------------------------------------------
Net Asset Value (continued)
-------------------------------------------------------------------------------

fair value as determined by the service. The service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the service are reviewed periodically by the officers of the fund under the general supervision and responsibility of the board of directors, which may replace the service at any time if it determines it to be in the best interests of the fund to do so.

-------------------------------------------------------------------------------
Share Price Data
-------------------------------------------------------------------------------

      The fund's common stock is listed on the NYSE under the symbol "MTU." Salomon Smith Barney intends to buy and sell the fund's shares in order to make a market in the fund's common stock.


      The following table sets forth the high and low sales prices for the fund's common stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period for the two most recent years.


           Quarterly High Price                       Quarterly Low Price
           --------------------                       -------------------
                                   Premium                          Premium
          Net Asset     NYSE      (Discount)   Net Asset    NYSE   (Discount)
            Value      Price       to NAV        Value     Price     to NAV
-------------------------------------------------------------------------------
11/30/97      12.36    11.750      (4.94)%      12.18     11.375    (6.61)%

2/28/98       12.61     13.00       3.09        12.37      12.00    (2.99)

5/31/98       12.45     12.00      (3.61)       12.26      11.00   (10.28)

8/31/98       12.47     12.00      (3.77)       12.33      11.00   (10.79)

11/30/98      12.67    11.875      (6.27)       12.47     10.875   (12.79)

2/28/99       12.47    11.563      (7.28)       12.21     10.813   (11.45)

5/31/99       12.17    11.000      (9.61)       11.96     10.125   (15.34)

8/31/99       11.80    10.875      (7.84)       11.24      9.750   (13.26)

11/30/99      11.29    10.063     (10.87)       11.09      9.063   (18.28)

-------------------------------------------------------------------------------

As of December 22, 1999, the price of common stock as quoted on the NYSE was $9.063, representing a 17% discount from the common stock's net asset value calculated on that day.


      Since the commencement of the fund's operations, the fund's common stock has traded in the market at prices that were at times above, but generally below, net asset value.

-------------------------------------------------------------------------------
Taxation
-------------------------------------------------------------------------------

      The following is a summary of the material federal tax considerations affecting the fund and fund shareholders; please refer to the SAI for further discussion. In addition to the considerations described below and in the SAI, there may be other federal, state, local or foreign tax implications to consider. Because taxes are a complex matter, you are urged to consult your tax advisor for more detailed information about the tax consequences of any investment.

      The fund has qualified and intends to qualify, so long as such qualification is in the best interests of its shareholders, under Subchapter M of the Internal Revenue Code (Code) for tax treatment as a regulated investment company. In each taxable year that the fund qualifies, the fund will pay no federal income tax on its net investment income and short-term and long-term capital gains that are distributed to shareholders. The fund also intends to satisfy conditions that will enable it to pay "exempt-interest dividends" to shareholders. Exempt-interest dividends are generally not subject to regular federal income taxes but may be considered taxable for state and local income tax purposes, and shares of the fund may also be subject to state and local intangible property taxes.

      Exempt-interest dividends attributable to interest received by the fund on certain "private-activity" bonds will be treated as a specific tax preference item to be included in a shareholder's federal alternative minimum tax computation. In addition to the alternative minimum tax, corporate shareholders must include 75% of the interest as an adjustment ("the current earnings adjustment") in computing corporate minimum taxable income. Exempt-interest dividends derived from the interest earned on private activity bonds will not be exempt from federal income tax for those shareholders who are "substantial users" (or persons related to "substantial users") of the facilities financed by these bonds.

      Shareholders who receive social security or equivalent railroad retirement benefits should note that exempt-interest dividends are one of the items taken into consideration in determining the amount of these benefits that may be subject to federal income tax.

      The interest expense incurred by a shareholder on borrowings made to purchase or carry fund shares are not deductible for federal income tax purposes to the extent related to the exempt-interest dividends received on such shares.

      Dividends paid by the fund from interest income on taxable investments, net realized short-term capital gains, and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds are subject to Federal income tax as ordinary income.

      Distributions, if any, from net realized long-term capital gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned fund shares.

-------------------------------------------------------------------------------
Taxation (continued)
-------------------------------------------------------------------------------

      Shareholders are required to pay tax on all taxable distributions even if those distributions are automatically reinvested in additional fund shares. None of the dividends paid by the fund will qualify for the corporate dividends received deduction. The fund will inform shareholders of the source and tax status of all distributions, including their eligibility for the maximum 20% capital gains tax rate, promptly after the close of each calendar year.

      The fund is required to withhold ("backup withholding') 31% of all taxable dividends, capital gain distributions, and the proceeds of any repurchase, regardless of whether gain or loss is realized upon the repurchase, for shareholders who do not provide the fund with a correct taxpayer identification number (social security or employer identification number). Withholding from the proceeds of open-market sales and from taxable dividends and capital gain distributions also is required for shareholders who otherwise are subject to backup withholding. Any tax withheld as a result of backup withholding does not constitute an additional tax, and may be claimed as a credit on the shareholders' federal income tax return.

-------------------------------------------------------------------------------
Management of the Fund
-------------------------------------------------------------------------------

      BOARD OF DIRECTORS


      Overall responsibility for management and supervision of the fund rests with the fund's board of directors. The board of directors reviews all significant agreements with the fund's investment manager, administrator, custodian and transfer agent. The day-to-day operations of the fund are delegated to SSB Citi, the Portfolio's investment manager and administrator. The SAI contains background information regarding each Director and executive officer of the Portfolio.


      INVESTMENT MANAGER AND ADMINISTRATOR


      SSB Citi, located at 388 Greenwich Street, New York, New York 10013, serves as the fund's manager. SSB Citi (through its predecessor entities) has been in the investment counseling business since 1968 and is a registered investment adviser. SSB Citi renders investment advice to a wide variety of individuals and institutional clients, and had aggregate assets under management as of November 30, 1999 in excess of $121 billion. The manager and Salomon Smith Barney are subsidiaries of Citigroup Inc. Citigroup businesses produce a broad range of financial services-asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading-and use diverse channels to make them available to consumer and corporate customers around the world.


      Subject to the supervision and direction of the fund's board of directors, the manager manages the securities held by the fund in accordance with the fund's

-------------------------------------------------------------------------------
Management of the Fund (continued)
-------------------------------------------------------------------------------


stated investment objective and policies, makes investment decisions for the fund, places orders to purchase and sell securities on behalf of the fund and employs managers and securities analysts who provide research services to the fund. The fund pays the manager a management fee for investment advisory services provided to the fund that is computed daily and paid monthly at the annual rate of 0.70% of the value of the fund's average daily net assets. In addition, SSB Citi serves as the fund's administrator and is paid a fee by the fund that is computed daily and paid monthly at a rate of 0.20% of the value of its average daily net assets.


      Transactions on behalf of the fund are allocated to various dealers by the manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for their research, statistical or other services to enable the manager to supplement its own research and analysis with the views and information of other securities firms. The fund may use Salomon Smith Barney in connection with the purchase or sale of securities when the manager believes that the broker's charge for the transaction does not exceed usual and customary levels. The same standard applies to the use of Salomon Smith Barney as a broker in connection with entering into options and futures contracts. The fund paid no brokerage commissions in the last fiscal year.



      PORTFOLIO MANAGEMENT

      Joseph P. Deane, vice president and investment officer of the fund, is primarily responsible for the day-to-day management of the fund's assets. Mr. Deane has served the fund in this capacity since it commenced operations in 1992 and manages the day-to-day investment activities of the fund, including making all investment decisions. Mr. Deane is an investment officer of SSB Citi and is the senior asset manager for a number of investment companies and other accounts.


-------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
-------------------------------------------------------------------------------

      The fund generally expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. From time to time, when the fund makes a capital gains distribution, it may do so in lieu of paying its regular monthly dividend. All dividends or distributions with respect to shares of common stock are reinvested automatically in additional shares through participation in the fund's Dividend Reinvestment Plan (plan), unless a shareholder elects to receive cash.

-------------------------------------------------------------------------------
 Dividends and Distributions; Dividend Reinvestment Plan (continued)
-------------------------------------------------------------------------------


      Under the plan, a shareholder whose shares of common stock are registered in his own name will have all distributions from the fund reinvested automatically by PFPC as purchasing agent under the plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in street name) will be reinvested by the broker or nominee in additional shares under the plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own common stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to fund shareholders who do not participate in the plan will be paid by check mailed directly to the record holder by or under the direction of PFPC as dividend paying agent.


      The number of shares of common stock distributed to participants in the plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the common stock is equal to or exceeds the net asset value per share of the common stock on the determination date (generally, the record date for the distribution), plan participants will be issued shares of common stock by the fund at a price equal to the greater of net asset value determined as described below under "Net Asset Value" or 95% of the market price of the common stock.


      If the market price of the common stock is less than the net asset value of the common stock at the time of valuation (which is the close of business on the determination date), or if the fund declares a dividend or capital gains distribution payable only in cash, PFPC will buy common stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before PFPC has completed its purchases, the market price exceeds the net asset value of the common stock as of the valuation time, PFPC will attempt to terminate purchases in the open market and cause the fund to issue the remaining portion of the dividend or distribution in shares at a price equal to the greater of (a) net asset value as of the valuation time or (b) 95% of the then current market price. In this case, the number of shares received by a plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the fund issues the remaining shares. To the extent PFPC is unable to stop open market purchases and cause the fund to issue the remaining shares, the average per share purchase price paid by PFPC may exceed the net asset value of the common stock as of the valuation time, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in common stock issued by the fund at such net asset value. PFPC will begin to purchase common stock on the open market as soon as practicable after the determination date for the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after the payment date for such dividend or distribution, or the record date for a succeeding dividend or distribution, except when necessary to comply with applicable provisions of the federal securities laws.

-------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
-------------------------------------------------------------------------------


      PFPC maintains all shareholder accounts in the plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common stock in the account of each plan participant will be held by PFPC in uncertificated form in the name of each plan participant.

      Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the plan. PFPC's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the fund. No brokerage charges apply with respect to shares of common stock issued directly by the fund under the plan. Each plan participant will, however, bear a proportionate share of any brokerage commissions actually incurred with respect to any open market purchases made under the plan.

      Experience under the plan may indicate that changes to it are desirable. The fund reserves the right to amend or terminate the plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The plan also may be amended or terminated by PFPC, with the fund's prior written consent, on at least 30 days' written notice to plan participants. All correspondence concerning the plan should be directed by mail to PFPC Global Fund Services, P.O. Box 8209, Boston, Massachusetts 02266-8209 or by telephone at 1-800-331-1710.


-------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
-------------------------------------------------------------------------------

      The fund presently has provisions in its Articles of Incorporation and By-laws (commonly referred to as "anti-takeover" provisions) that could have the effect of limiting the ability of other entities or persons to acquire control of the fund, to cause it to engage in certain transactions or to modify its structure.

      The board of directors is classified into three classes, each with a term of three years, with only one class of directors standing for election in any year. Such classification may prevent replacement of a majority of the directors for up to a two-year period. Directors may be removed from office only for cause by vote of at least 75% of the shares entitled to be voted on the matter. If approved by two-thirds of the fund's directors, a majority of the shares entitled to vote may approve the conversion of the fund from a closed-end to an open-end investment company. If fewer than two-thirds of the directors approve such conversion, the affirmative vote of shareholders holding at least two-thirds of the outstanding shares will be required to approve such action. If approved by three-fourths of the fund's directors, a majority of the shares entitled to vote may approve: (i) the dissolution or liquidation of the fund;
(ii) the merger, consolidation or share exchange of the fund with or into any

-------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation (continued)
-------------------------------------------------------------------------------

other entity; or (iii) any sale, lease, exchange or other disposition by the fund of any assets of the fund having an aggregate market value of $1,000,000, except for transactions in securities in the ordinary course of business. If fewer than three-fourths of the directors approve the actions described in (i) through (iii) above, or in the case of any business combination described above, the affirmative vote of shareholders holding at least three-fourths of the outstanding shares will be required. The affirmative vote of at least 75% of the shares will be required to amend the Articles of Incorporation or Bylaws to change any of the foregoing provisions.

      The percentage votes required under these provisions, which are greater than the minimum requirements under Maryland law or the 1940 Act, will make more difficult a change in the fund's business or management and may have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the fund in a tender offer or similar transaction. The fund's board of directors, however, has considered these anti-takeover provisions and believes they are in the best interests of shareholders.

      MARKET DISCOUNT

      Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, or in some cases trade at a premium. Shares of closed-end investment companies investing primarily in fixed-income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the fund. As a result, the market price of the fund's shares may be greater or less than the net asset value. Since the commencement of the fund's operations, the fund's shares have traded in the market at prices that were at times equal to, but generally were below, net asset value.

      Some closed-end investment companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.


      The fund's board of directors has seen no reason to adopt any of the steps specified above, which some other closed-end funds have used to address the discount. The experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the fund's shares to trade at a price equal to their net asset value. The fund's manager may voluntarily waive its fees from time to time in order to increase the fund's dividend yield in an effort to reduce the

-------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation (continued)
-------------------------------------------------------------------------------

discount. Any such waiver may be terminated at any time, and there can be no assurance that such actions would be successful at reducing the discount.

-------------------------------------------------------------------------------
Description of Common Stock
-------------------------------------------------------------------------------


                                              Amount Held    Amount Outstanding
                                              by Fund for           as of
 Title of Class     Amount Authorized       its Own Account   December 13, 1999
-------------------------------------------------------------------------------
  Common Stock       500,000,000 Shares           -             11,082,405.431
-------------------------------------------------------------------------------


      No shares, other than those currently outstanding, are offered for sale pursuant to this prospectus. All shares of common stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidation. Shares of common stock are fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights. A majority of the votes cast at any meeting of the shareholders is sufficient to take or authorize action, except for election of directors or as otherwise provided in the fund's Articles of Incorporation as described under "Certain Provisions of the Articles of Incorporation."

      Under the rules of the NYSE applicable to listed companies, the fund is required to hold an annual meeting of shareholders in each year. If the fund's shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the fund may decide not to hold annual meetings of shareholders.

      The fund has no current intention of offering additional shares, except that additional shares may be issued under the dividend reinvestment plan. See "Dividends and Distributions; Dividend Reinvestment Plan."Other offerings of shares, if made, will require approval of the fund's board of directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of holders of a majority of the fund's outstanding shares.

-------------------------------------------------------------------------------
Custodian and Transfer Agent
-------------------------------------------------------------------------------


      PNC Bank, 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103 acts as custodian of the fund's investments. PFPC, 101 Federal Street, Boston, Massachusetts 02110 serves as agent in connection with the Plan and serves as the fund's transfer agent, dividend-paying agent and registrar.

-------------------------------------------------------------------------------
Independent Auditors
-------------------------------------------------------------------------------

      The audited financial statements have been incorporated by reference in the SAI in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
Further Information
-------------------------------------------------------------------------------

      This Prospectus does not contain all of the information set forth in the Registration Statement filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

-------------------------------------------------------------------------------
Appendix A
-------------------------------------------------------------------------------

                         TYPES OF MUNICIPAL OBLIGATIONS

      The fund may invest in the following types of municipal obligations and in such other types of municipal obligations as become available on the market from time to time.

      MUNICIPAL BONDS

      Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are "moral obligation" issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied "moral obligation" of a stated government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

      INDUSTRIAL DEVELOPMENT BONDS AND PRIVATE ACTIVITY BONDS


      Industrial development bonds (IDBs) and private activity bonds (PABs) are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed.


      MUNICIPAL LEASE OBLIGATIONS

      Municipal lease obligations are municipal obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing authority is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain municipal obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's

-------------------------------------------------------------------------------
Appendix A (continued)
-------------------------------------------------------------------------------

use or occupancy of such property. This "abatement risk" may be reduced by the existence of insurance covering the leased property, the maintenance by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

      The liquidity of municipal lease obligations varies. Municipal leases held by the fund will be considered illiquid securities unless the fund's board of directors determines on an on-going basis that the leases are readily marketable. Certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, the fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might be difficult. The fund will not invest more than 5% of its assets in such "non-appropriation" municipal lease obligations.

      ZERO COUPON OBLIGATIONS


      The fund may invest up to 10% of its total assets in zero coupon municipal obligations. Such obligations include "pure zero" obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and "zero/fixed" obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of municipal obligations from which the interest components have been stripped and sold separately by the holders of the underlying municipal obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing rates than obligations of comparable maturity that make current distributions of interest. While zero coupon municipal obligations will not contribute to the cash available to the fund, SSB Citi believes that limited investments in such securities may facilitate the fund's ability to preserve capital while generating tax-exempt income through the accrual of original interest discount. Zero coupon municipal obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors.


      FLOATING RATE OBLIGATIONS

      The fund may purchase floating and variable rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under the demand feature of such notes and bonds generally are secured by bank letters of

-------------------------------------------------------------------------------
Appendix A (continued)
-------------------------------------------------------------------------------

credit or other credit support arrangements. There frequently will be no secondary market for variable and floating rate obligations held by the fund, although the fund may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

      PARTICIPATION INTERESTS


      The fund may invest up to 5% of its total assets in participation interests in municipal bonds, including IDBs, PABs and floating and variable rate securities. A participation interest gives the fund an undivided interest in a municipal bond owned by a bank. The fund has the right to sell the instrument back to the bank. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the fund's board of directors has determined meets certain credit quality standards or the payment obligation will otherwise be collateralized by U.S. government securities. The fund will have the right, with respect to certain participation interests, to draw on the letter of credit on demand, after specified notice for all or any part of the principal amount of the fund's participation interest, plus accrued interest. Generally, the fund intends to exercise the demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the fund's assets in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. SSB Citi will monitor the pricing, quality and liquidity of the participation interests held by the fund and the credit standing of the banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.


      CUSTODIAL RECEIPTS

      The fund may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain municipal obligations. The underwriter of these certificates or receipts typically purchases municipal obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon municipal obligations described above. Although under the terms of the custodial receipt the fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the fund could be required to assert through the custodian bank those rights that may exist against the

-------------------------------------------------------------------------------
Appendix A (continued)
-------------------------------------------------------------------------------

underlying issuer. Thus, in the event the underlying issuer fails to pay principal or interest when due, the fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid, and the income earned by the fund could be taxable.

   MUNICIPAL OBLIGATION COMPONENTS

   The fund may invest in certain municipal obligations, the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate. Typically, the first of the components (auction component) pays an interest rate that is reset periodically through an auction process, whereas the second of the components (residual component) pays a residual interest rate based on the difference between the total interest paid by the issuer on the municipal obligation and the auction rate paid on the auction component. The fund may purchase both auction and residual components.

   Because the interest rate paid to holders of residual components is generally determined by subtracting the interest rate paid to the holders of auction components from a fixed amount, the interest rate paid to residual component holders will decrease as the auction component's rate increases and increase as the auction component's rate decreases. Moreover, the extent of the increases and decreases in market value of residual components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate municipal obligation having similar credit quality, redemption provisions and maturity.

                                                   SALOMON SMITH BARNEY
                                                   --------------------
                                                   A member of citigroup[LOGO]

                                                   Managed
                                                   Municipals
                                                   Portfolio II
                                                   Inc.

                                                   388 Greenwich Street
                                                   New York, New York 10013

                                                   Common Stock


                                                   (Investment Company
                                                   Act File No. 811-7046)
                                                   FD0505  12/99


All dealers effecting transactions in the fund's securities, whether or not participating in this distribution, may be required to give investors a prospectus.

If someone makes a statement about the fund that is not in this prospectus, you should not rely upon that information. This prospectus does not offer any security other than the fund's shares of common stock. Neither the fund nor Salomon Smith Barney is offering to sell shares of the fund to any person to whom the fund may not lawfully sell its shares.

The fund will publish a supplement to the prospectus if there are any material changes in its business after the date of this prospectus.




Part B
Statement of Additional Information

Managed Municipals Portfolio II Inc.

388 Greenwich Street
New York, New York  10013
(800) 451-2010

STATEMENT OF ADDITIONAL INFORMATION

December 29, 1999

	Managed Municipals Portfolio II Inc. (fund) is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. Under normal conditions, the fund will, in seeking its investment objective, invest substantially all of its assets in long-term, investment grade obligations issued by state and local governments, political subdivisions, agencies and public authorities (municipal obligations). No assurance can be given that the fund will be able to achieve its investment objective.

	This Statement of Additional Information (SAI) expands upon and supplements the information contained in the current Prospectus of the fund, dated December 29, 1999, as amended or supplemented from time to time (Prospectus), and should be read in conjunction with the Prospectus. The Prospectus may be obtained from any Salomon Smith Barney Financial Consultant or by writing or calling the fund at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the Prospectus in its entirety.

	No person has been authorized to give any information or to make any representations not contained in the Prospectus or this SAI and, if given or made, such information must not be relied upon as having been authorized by the fund or the fund's investment adviser. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of an offer to buy the shares of the fund's common stock (common stock) by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the fund since the date hereof. If any material change occurs while the Prospectus is required by law to be delivered, however, the Prospectus or this SAI will be supplemented or amended accordingly.



TABLE OF CONTENTS



PAGE
Investment Objective and Policies (see
in the Prospectus "Investment Objective
and Policies" and "Appendix A")


2


Management of the Fund (see in the
Prospectus "Management of the Fund")

13


Taxes (see in Prospectus "Taxation")
18

Stock Purchases and Tenders (see in the
Prospectus "Description of Common
Stock")


22


Certain Provisions of the Articles of
Incorporation
22


Additional Information (see in the
Prospectus "Custodian and Transfer
Agent")

24


Financial Statements
24


Appendix: Description of Moody's
Investor Service, Inc. (Moody's),
Standard & Poor's Ratings Group (S&P)
and Fitch IBCA, Inc. (Fitch) Ratings

A-1




INVESTMENT OBJECTIVE AND POLICIES

	The Prospectus discusses the fund's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the fund's investment policies in the Prospectus. The fund's investment objective is to seek as high a level of current income exempt from federal income taxes as is consistent with the preservation of principal by investing substantially all of its assets in a variety of municipal obligations. The fund's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the Investment Company Act of 1940, as amended (1940 Act)) of the fund's outstanding voting shares. No assurance can be given that the fund's investment objective will be achieved.


Use of Ratings as Investment Criteria

	In general, the ratings of Moody's, S&P and Fitch and other nationally recognized statistical rating organizations (NRSROs) represent the opinions of the NRSROs as to the quality of the municipal obligations and long-term investments which they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used as initial criteria for the selection of securities, but the fund also will rely upon the independent advice of its investment adviser, SSB Citi Fund Management LLC (formerly known as SSBC Fund Management Inc.) (SSBC or the Investment Manager). Among the factors that will also be considered by the investment manager in evaluating potential municipal obligations to be held by the fund are the price, coupon and yield to maturity of the obligations, the investment manager's assessment of the credit quality of the issuer of the obligations, the issuer's available cash flow and the related coverage ratios, the property, if any, securing the obligations, and the terms of the obligations, including subordination, default, sinking fund and early redemption provisions. To the extent the fund invests in lower-rated and comparable unrated securities, the fund's achievement of its investment objective may be more dependent on the investment manager's credit analysis of such securities than would be the case for a fund consisting entirely of higher-rated securities. The Appendix to this SAI contains information concerning certain ratings of Moody's, S&P and Fitch and their significance.

	Subsequent to its purchase by the fund, an issue of municipal obligations may cease to be rated or its rating may be reduced below the rating given at the time the securities were acquired by the fund. Neither event will require the sale of such municipal obligations by the fund, but the investment manager will consider such event in its determination of whether the fund should continue to hold the municipal obligations. In addition, to the extent the ratings change as a result of changes in the rating systems or due to a corporate restructuring of Moody's, S&P or Fitch, the fund will attempt to use comparable ratings as standards for its investments in accordance with its investment objectives and policies.

	The fund will seek to invest substantially all of its assets in municipal obligations, and under normal conditions at least 80% of the fund's total assets will be invested in investment grade municipal obligations.

	The fund may invest in municipal obligations rated as low as Baa by Moody's, BBB by S&P or BBB by Fitch or in unrated municipal obligations deemed to be of comparable quality. Although such securities are considered investment grade, they may be subject to greater risks than other higher-rated investment grade securities.

	While the market for municipal obligations is considered to be generally adequate, the existence of limited markets for particular lower-rated and comparable unrated securities may diminish the fund's ability to (1) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (2) sell the securities at fair value to respond to changes in the economy or in the financial markets. The market for certain lower-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

Taxable Investments

	Under normal conditions the fund may hold up to 20% of its assets in cash or money market instruments, including taxable money market instruments (collectively, taxable investments).

	Money market instruments in which the fund may invest include:
U.S. government securities; tax-exempt notes of municipal issuers rated, at the time of purchase no lower than MIG1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated, by issuers having outstanding unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-l by Fitch or the equivalent from another nationally recognized rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the fund's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

	U.S. government securities in which the fund may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United States are Treasury bills, Treasury notes and Treasury bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

Lending Securities

	By lending its securities, the fund can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The fund will adhere to the following conditions whenever it lends its securities: (1) the fund must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the fund must be able to terminate the loan at any time; (4) the fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the fund may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the fund's Board of Directors must terminate the loan and regain the fund's right to vote the securities. From time to time, the fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the fund and that is acting as a "finder."

Repurchase Agreements

	The fund may enter into repurchase agreements with certain member banks of the Federal Reserve System and certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. Under the terms of a typical repurchase agreement, the fund would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase and the fund to resell the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. The investment manager, acting under the supervision of the fund's board of directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into such transactions. The fund will bear a risk of loss in the event that the other party to the transaction defaults on its obligations and the fund is delayed or prevented from exercising its rights to dispose of the underlying securities, including the risk of a possible decline in the value of the underlying securities during the period in which the fund seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.

Investments in Municipal Obligation Index and Interest Rate Futures Contracts and Options on Interest Rate Futures Contracts

	The fund may invest in municipal obligation index and interest rate futures contracts and options on interest rate futures contracts that are traded on a domestic exchange or board of trade. Such investments may be made by the fund solely for the purpose of hedging against changes in the value of its fund securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation.

	Municipal Obligation Index and Interest Rate Futures Contracts. A Municipal Obligation index futures contract is an agreement to take or make delivery of an amount of cash equal to a specific dollar amount times the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract is originally written. No physical delivery of the underlying municipal obligations in the index is made. Interest rate futures contracts are contracts for the future purchase or sale of specified interest rate sensitive debt securities of the U.S. Treasury, such as U.S. Treasury bills, bonds and notes, obligations of the Government National Mortgage Association and bank certificates of deposit.
Although most interest rate futures contracts require the delivery of the underlying securities, some settle in cash. Each contract designates the price, date, time and place of delivery.

	The purpose of the fund's entering into a municipal obligation index or interest rate futures contract, as the holder of long-term municipal obligations, is to protect the fund from fluctuation in interest rates on tax-exempt securities without actually buying or selling municipal obligations. The Fund will, with respect to its purchases of financial futures contracts, establish a segregated account consisting of cash or cash equivalents in an amount equal to the total market value of the futures contracts less the amount of initial margin on deposit for the contracts.

	Unlike the purchase or sale of a municipal obligation, no consideration is paid or received by the fund upon the purchase or sale of a futures contract. Initially, the fund will be required to deposit with the futures commission merchant an amount of cash or cash equivalents equal to approximately 5% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract which is returned to the fund upon termination of the futures contract, assuming that all contractual obligations have been satisfied. Subsequent payments known as "variation margin," to and from the futures commission merchant, will be made on a daily basis as the price of the index or securities fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market.
At any time prior to the expiration of the contract, the fund may elect to close the position by taking an opposite position, which will operate to terminate the fund's existing position in the futures contract.

	There are several risks in connection with the use of a municipal obligation index and interest rate futures contracts as a hedging device. Successful use of these futures contracts by the fund is subject to the investment manager's ability to predict correctly movements in the direction of interest rates. Such predictions involve skills and techniques which may be different from those involved in the management of a long-term municipal obligation fund. In addition, there can be no assurance that a correlation would exist between movements in the price of the municipal obligation index or the debt security underlying the futures contract and movement in the price of the municipal obligations which are the subject of the hedge. The degree of imperfection of correlation depends upon various circumstances, such as variations in speculative market demand for futures contracts and municipal obligations and technical influences on futures trading. The fund's municipal obligations and the municipal obligations in the index may also differ in such respects as interest rate levels, maturities and creditworthiness of issuers. A decision of whether, when and how to hedge involves the exercise of skill and judgment and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates.

	Although the fund intends to enter into futures contracts only if an active market exists for such contracts, there can be no assurance that an active market will exist for a contract at any particular time. Most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event it will not be possible to close a futures position and in the event of adverse price movements, the fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee the price of municipal obligations will, in fact, correlate with the price movements in a futures contract and thus provide an offset to losses on a futures contract.

	If the fund has hedged against the possibility of an increase in interest rates adversely affecting the value of municipal obligations it holds and rates decrease instead, the fund will lose part or all of the benefit of the increased value of the municipal obligations it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the decline in interest rates. The fund may have to sell securities at a time when it may be disadvantageous to do so.

	Options on Interest Rate Futures Contracts. The fund may purchase put and call options on interest rate futures contracts which are traded on a domestic exchange or board of trade as a hedge against changes in interest rates, and may enter into closing transactions with respect to such options to terminate existing positions. The fund will sell put and call options on interest rate futures contracts only as part of closing sale transactions to terminate its options positions. There is no guarantee such closing transactions can be effected.

	Options on interest rate futures contracts, as contrasted with the direct investment in such contracts, give the purchaser the right, in return for the premium paid, to assume a position in interest rate futures contracts at a specified exercise price at any time prior to the expiration date of the options. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the fund.

	There are several risks relating to options on interest rate futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the fund's purchase of put or call options will be based upon predictions as to anticipated interest rate trends by the investment manager, which could prove to be inaccurate. Even if the investment manager's expectations are correct, there may be an imperfect correlation between the change in the value of the options and of the fund's securities.

Municipal Obligations

	General Information. Municipal obligations generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities are included within the term municipal obligations if the interest paid thereon qualifies as excludable from gross income (but not necessarily from alternative minimum taxable income) for federal income tax purposes in the opinion of bond counsel to the issuer.

	The yields on municipal obligations are dependent upon a variety of factors, including general economic and monetary conditions, general money market conditions, general conditions of the municipal obligations market, the financial condition of the issuer, the size of a particular offering, the maturity of the obligation offered and the rating of the issue. Municipal obligations are also subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of the obligations or upon the ability of
municipalities to levy taxes.   There is also the possibility that as a
result of litigation or other conditions the power or ability of any one or more issuer to pay, when due, principal of and interest on its, or their, municipal obligations may be materially affected.

	The net asset value of the common stock will change with changes in the value of the fund's securities. Because the fund will invest primarily in fixed-income securities, the net asset value of the common stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the fund can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the fund can be expected to increase. The value of the fixed-income securities held by the fund and thus the fund's net asset value, may also be affected by other economic, market and credit factors.

	From time to time, the fund's investments may include securities as to which the fund, by itself or together with other funds or accounts managed by the investment manager, holds a major portion or all of an issue of municipal obligations. Because relatively few potential purchasers may be available for these investments and, in some cases, contractual restrictions may apply on resales, the fund may find it more difficult to sell these securities at a time when the investment manager believes it is advisable to do so.

	When-Issued Securities. The fund may purchase municipal obligations on a "when-issued" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). The payment obligation and the interest rate that will be received on the municipal obligations purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Although the fund will purchase municipal obligations on a when-issued basis only with the intention of actually acquiring the securities, the fund may sell these securities before the settlement date if it is deemed advisable as a matter of investment strategy.

	Municipal obligations are subject to changes in value based upon the public's perception of the creditworthiness of the issuers and changes, real or anticipated, in the level of interest rates. In general, municipal obligations tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing municipal obligations on a when-issued basis, therefore, can involve the risk that the yields available in the market when the delivery takes place actually may be higher than those obtained in the transaction itself.
To account for this risk, a separate account of the fund consisting of cash or liquid debt securities equal to the amount of the when-issued commitments will be established at the fund's custodian bank. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of such commitments by the fund. Placing securities rather than cash in the segregated account may have a leveraging effect on the fund's net assets. That is, to the extent the fund remains substantially fully invested in securities at the same time it has committed to purchase securities on a when-issued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitment. Upon the settlement date of the when-issued securities, the fund will meet its obligations from then-available cash flow, sale of securities held in the segregated account, sale of other securities or, although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a value greater or less than the fund's payment obligations). Sales of securities to meet such obligations may involve the realization of capital gains, which are not exempt from federal income taxes.

	When the fund engages in when-issued transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

	Municipal Leases. Municipal leases may take the form of a lease or an installment purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, computer equipment and other capital assets. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with municipal obligations. These obligations frequently contain "non-appropriation" clauses providing that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the legislative body on a yearly or other periodic basis. In addition to the "non-appropriation" risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with municipal obligations; moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove difficult.

	To limit the risks associated with municipal leases, the fund will invest no more than 5% of its total assets in lease obligations that contain non-appropriation clauses and will only purchase a non-appropriation lease obligation with respect to which (1) the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality, (2) the lease payments will begin to amortize the principal balance due at an early date, resulting in an average life of five years or less for the lease obligation, (3) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment or other property if lease payments are not appropriated, (4) the lease obligor has maintained good market acceptability in the past, (5) the investment is of a size that will be attractive to institutional investors and (6) the underlying leased equipment or other property has elements of portability and/or use that enhance its marketability in the event that foreclosure on the underlying equipment or other property were ever required.

	Municipal leases that the fund may acquire will be both rated and unrated. Rated leases that may be held by the fund include those rated investment grade at the time of investment (that is, rated no lower than Baa by Moody's, BBB by S&P or BBB by Fitch). The fund may acquire unrated issues that the investment manager deems to be comparable in quality to rated issues in which the fund is authorized to invest. A determination by the investment manager that an unrated lease obligation is comparable in quality to a rated lease obligation will be made on the basis of, among other things, consideration of whether the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality. In addition, all such determinations made by the investment manager will be subject to oversight and approval by the fund's board of directors.

	Municipal leases held by the fund will be considered illiquid securities unless the fund's board of directors determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by the investment manager to be of high quality and minimal credit risk is not be deemed to be illiquid solely because the underlying municipal lease is unrated, if the investment manager determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.


Investment Restrictions

	The fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the fund's outstanding voting securities. A "majority of the fund's outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the fund's common stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or
(2) more than 50% of the outstanding shares. For purposes of the restrictions listed below, all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in applicable percentage resulting from market fluctuations will not require elimination of any security from the fund. Under its fundamental restrictions, the fund may not:

1. Purchase securities other than municipal obligations and taxable investments as those terms are described in the Prospectus and this SAI.
2. Borrow money, except for temporary or emergency purposes, or for clearance of transactions, and then only in amounts not exceeding
15% of its total assets (not including the amount borrowed) and as otherwise described in the Prospectus and this SAI. When the fund's borrowings exceed 5% of the value of its total assets, the fund will not make any additional investments.
3. Sell securities short or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, but the fund may make margin deposits in connection with transactions in options, futures and options on futures.
4. Underwrite any issue of securities, except to the extent that the purchase of municipal obligations may be deemed to be an underwriting.
5. Purchase, hold or deal in real estate or oil and gas interests, except that the fund may invest in municipal obligations secured by real estate or interests in real estate.
6. Invest in commodities, except that the fund may enter into futures contracts, including those relating to indexes and options on futures contracts or indexes described in the Prospectus and this SAI.
7. Lend any funds or other assets except through purchasing municipal obligations or taxable investments, lending portfolio securities and entering into repurchase agreements consistent with the fund's investment objective.
8. Issue senior securities.
9. Invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of municipal obligations and U.S. government securities.
10. Make any investments for the purpose of exercising control or management of any company.

Fund Transactions

	Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears the best price or execution will be obtained; those dealers may be acting as either agents or principals. The purchase price paid by the fund to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The fund has paid no brokerage commissions since its commencement of operations.

	Allocation of transactions, including their frequency, to various dealers is determined by the investment manager in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary considerations are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to the investment manager may receive orders for fund transactions. Information so received is in addition to, and not in lieu of, services required to be performed by the investment manager, and the fees of the investment manager are not reduced as a consequence of their receipt of such supplemental information. Such information may be useful to the investment manager in serving both the fund and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the investment manager in carrying out its obligations to the fund.

	The fund will not purchase municipal obligations during the existence of any underwriting or selling group relating thereto of which Salomon Smith Barney Inc. (Salomon Smith Barney) or its affiliates are members except to the extent permitted by the Securities and Exchange Commission (SEC), including Rule 10f-3 under the 1940 Act. Under certain circumstances, the fund may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation because they are not affiliated with Salomon Smith Barney.

	While investment decisions for the fund are made independently from those of the other accounts managed by the investment manager, investments of the type the fund may make also may be made by those other accounts. When the fund and one or more other accounts managed by the investment manager are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the investment manager to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the fund or the size of the position obtained or disposed of by the fund.

	The fund's board of directors will review periodically the commissions paid by the fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the fund.


Fund Turnover

	The fund's turnover rate (the lesser of purchases or sales of fund securities during the last fiscal year, excluding purchases or sales of short-term securities, divided by the monthly average value of fund securities) generally is not expected to exceed 100%, but the fund turnover rate will not be a limiting factor whenever the fund deems it desirable to sell or purchase securities. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality may be purchased at approximately the same time in order to take advantage of what the fund believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for or supply of various types of tax-exempt securities. For the fiscal years ended
August 31, 1997, 1998 and 1999 the fund's turnover rate was 97%, 66% and 27%, respectively.

MANAGEMENT OF THE FUND

	The executive officers of the fund are employees of certain of the organizations that provide services to the fund. These organizations are as follows:

Name	Service

SSBC		Investment Manager and
		Administrator

Salomon Smith Barney	Market Maker

PNC Bank, N.A.	Custodian
("PNC Bank")

PFPC Global Fund Services	Transfer Agent
("PFPC")

	These organizations and the functions they perform for the fund are discussed in the Prospectus and this SAI.

Directors and Executive Officers of the Fund

	The overall management of the business and affairs of the fund is vested with its board of directors. The board of directors approves all significant agreements between the fund and persons or companies furnishing services to it, including the fund's agreements with its investment manager, administrator, custodian and transfer agent, dividend paying agent, registrar and plan agent. The day-to day operations of the fund are delegated to its officers and SSBC, subject always to the investment objective and policies of the fund and to general supervision by the fund's board of directors.

	The directors and executive officers of the fund, their addresses together with information as to their principal business occupations during the past five years, are shown below:


Name (Age) and Address
Positions Held
With the Fund
Principal Occupations
During Past 5 Years



*+Heath B. McLendon
(66)
	388 Greenwich Street
	New York NY 10013


Chairman of the
Board,
Chief Executive
Officer
and President
Managing Director of Salomon
Smith Barney Inc.; Director
of 64 Investment Companies
associated with Citigroup,
Inc.; President of SSBC and
Travelers Investment
Advisers, Inc. ("TIA").

+Martin Brody (78)
	c/o HMK Associates
	30 Columbia Turnpike
	Florham Park, NJ
07932
Director
Consultant, HMK Associates;
Retired Vice Chairman of the
Board of Restaurant
Associates Corp.; Director of
Jaclyn, Inc.

+Allan J. Bloostein
(69)
	717 Fifth Avenue
	21st Floor
	New York, NY 10022

Director
President, Allan J. Bloostein
Associates, a consulting
firm; formerly Vice Chairman
of the Board of May
Department Stores Company;
Director of Taubman Centers,
Inc. and CVS Corporation.

+Dwight B. Crane (61)
	Harvard Business
School
	Soldiers Field Road
	Boston, MA 02163

Director
Professor, Harvard Business
School; Director Peer Review
Analysis.

 +Robert A. Frankel
(72)
	102 Grand Street
	Croton-on-Hudson,
	New York, NY 10520

Director
Managing Partner of Robert A.
Frankel Management
Consultants; formerly
Corporate Vice President of
The Reader's Digest
Association, Inc.


*	Director who is an "interested person" of the fund (as defined in the
1940 Act).
+Director and/or trustee of other registered investment companies with which Salomon Smith Barney is affiliated.




Name (Age)and Address
Positions Held
With the Fund
Principal Occupations
During Past 5 Years

 +William R.
Hutchinson (57)
	Amoco Corp.
	200 East Randolph
Drive
	Chicago, IL  60601

Director
Vice President, Financial
Operations of Amoco Corp.;
Director of Associated Banks
and Associated Bank Corp.
  Joseph P. Deane (52)
	388 Greenwich Street
	New York. NY 10013


Vice President and
Investment Officer
Managing Director of Salomon
Smith Barney; Investment
Officer of SSBC.

  Lewis E. Daidone
(42)
	388 Greenwich Street
	New York, NY 10105


Senior Vice
President
and Treasurer
Managing Director of Salomon
Smith Barney; Chief Financial
Officer, Director and Senior
Vice President of SSBC and
TIA.
  Christina T. Sydor
(48)
	388 Greenwich Street
	New York, NY 10013

Secretary
Managing Director of Salomon
Smith Barney; General Counsel
and Secretary of SSBC and
TIA.


________________________________

+Director and/or trustee of other registered investment companies with which Salomon Smith Barney is affiliated.

	The fund pays each of its directors who is not a director, officer or employee of SSBC, or any of its affiliates, an annual fee of $5,000 plus $500 for each board of directors meeting attended, and $100 for each board meeting held via telephone. In addition, the fund will reimburse these directors for travel and out-of-pocket expenses incurred in connection with board of directors meetings. For the fiscal year ended August 31, 1999 out of pocket expenses totaled approximately
$3,514.







Director




Aggregate
Compensation
from Fund
Pension or
Retirement
Benefits
Accrued as
part of
Fund
Expenses

Total
Compensati
on from
Fund and
Fund
Complex

Total
Number of
Funds for
which
Director
Serves
Within Fund
Complex





Martin Brody
$6,100
0
$132,500
20
Dwight Crane
6,100
0
139,975
23
Allan Bloostein
6,100
0
90,500
19
Robert Frankel
6,000
0
72,250
9
William R.
Hutchinson
6,000
0
42,450
7
Heath B. McLendon*
------
0
-----
64

*Designates a director that is an "interested person" of the fund as defined under the 1940 Act.

Upon attainment of age 80, fund directors are required to change to emeritus status. Directors emeritus are entitled to serve in emeritus status for a maximum of 10 years, during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to fund directors, together with reasonable out-of-pocket expenses for each meeting attended. During the fund's last fiscal year, aggregate compensation paid by the fund to directors emeritus totaled $3,000.

Investment Manager and Administrator-- SSBC

	The investment manager serves as investment adviser to the fund pursuant to a written agreement dated July 30, 1993 (the "Advisory Agreement"), which was most recently approved by the board of directors, including a majority of those directors who are not "interested persons" of the fund or the investment manager ("Non-Interested Directors") on August 25, 1999. Unless terminated sooner, the Advisory Agreement will continue for successive annual periods provided that such continuance is specifically approved at least annually: (1) by a majority vote of the Non-Interested Directors cast in person at a meeting called for the purpose of voting on such approval; and (2) by the board of directors or by a vote of a majority of the outstanding shares of common stock. The investment manager is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Citigroup Inc. ("Citigroup"). The investment manager pays the salary of any officer or employee who is employed by both it and the fund. The investment manager bears all expenses in connection with the performance of its services as investment adviser.

	For services rendered to the fund, the investment manager receives from the fund a fee, computed and paid monthly at the annual rate of 0.70% of the value of the fund's average daily net assets. For the fiscal years ended August 31, 1997, 1998 and 1999, such fees amounted to $946,120, $972,743 and $952,756 respectively.

	Under the Advisory Agreement, the investment manager will not be liable for any error of judgment or mistake of law or for any loss suffered by the fund in connection with the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the investment manager in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Agreement. The Advisory Agreement is terminable by vote of the board of directors or by the holders of a majority of common stock, at any time without penalty on 60 days' written notice to the investment manager. The Advisory Agreement may also be terminated by the investment manager on 90 days' written notice to the fund. The Advisory Agreement terminates automatically upon its assignment.

	SSBC also serves as administrator to the fund pursuant to a written agreement dated June 1, 1994 (the "Administration Agreement"). The services provided by SSBC under the Administration Agreement are described in the Prospectus under "Management of the Fund."

	For services rendered to the fund, SSBC receives from the fund an administration fee computed and paid monthly at the annual rate of 0.20% of the value of the fund's average daily assets. For the fiscal years ended August 31, 1997, 1998 and 1999, SSBC received $270,320, $277,927 and $272,216, respectively, in administration fees.

	Pursuant to the Administration Agreement, SSBC will exercise its best judgment in rendering its services to the fund. SSBC will not be liable for any error of judgment or mistake of law or for any loss suffered by the fund in connection with the matters to which the Administration Agreement relates, except by reason of SSBC's reckless disregard of its obligations and duties under the Administration Agreement.

	The Administration Agreement will continue automatically for successive annual periods provided that such continuance is approved at least annually by the board of directors of the fund including a majority of the Non-Interested Directors by vote cast in person at a meeting called for the purpose of voting such approval. The Agreement is terminable, without penalty, upon 60 days' written notice, by the board of directors of the fund or by vote of holders of a majority of the fund's shares of common stock, or upon 90 days' written notice, by SSBC.

	The fund bears expenses incurred in its operation including: fees of the investment adviser and administrator; taxes, interest, brokerage fees and commissions, if any; fees of directors who are not officers, directors, shareholders or employees of Salomon Smith Barney; SEC fees and state blue sky qualification fees; charges of the custodian;
transfer and dividend disbursing agent's fees; certain insurance premiums; outside auditing and legal expenses; costs of any independent pricing service; costs of maintaining corporate existence; costs attributable to investor services (including allocated telephone and personnel expenses); costs of preparation and printing of prospectuses and statements of additional information for regulatory purposes and for distribution to shareholders; shareholders' reports and corporate meetings of the officers, board of directors and shareholders of the fund.



Principal Stockholders

	There are no persons known to the fund to be "control persons" of the fund, as such term is defined in Section 2(a)(9) of the 1940 Act. There is no person known to the fund to hold beneficially more than 5% of the outstanding shares of common stock. The following person is the only person holding of record more than 5% of the fund's outstanding shares of common stock as of October 27, 1999:

		Percent
of
	Amount of	Common
Name and Address	Record	Stock
of Record Owner	Ownership
	Outstanding
Cede & Co., as Nominee for	10,833,659
97.76%
The Depository Trust Company
P.O. Box 20
Bowling Green Station
New York, New York 10004


	As of October 27, 1999, the directors and officers of the fund, as a group, beneficially owned less than 1% of the fund's outstanding shares of common stock.

TAXES

	As described above and in the Prospectus, the fund is designed to provide investors with current income which is excluded from gross income for federal income tax purposes. The fund is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the fund would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

	The following is a summary of selected federal income tax considerations that may affect the fund and its shareholders. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the fund.

Taxation of the Fund and its Investments

	The fund has qualified and intends to continue to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (Code). In addition, the fund intends to satisfy conditions contained in the Code that will enable interest from municipal obligations, excluded from gross income for federal income tax purposes with respect to the fund, to retain that tax-exempt status when distributed to the shareholders of the fund (that is, to be classified as "exempt-interest" dividends of the fund).

	If it qualifies as a regulated investment company, the fund will pay no federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the fund must among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and any net realized short-term capital gain in excess of net realized long-term capital loss and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures, and forward contracts) derived with respect to the fund's business of investing in securities; and (3) diversify its holdings so that at the end of each fiscal quarter of the fund (a) at least 50% of the market value of the fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies and other securities, with those other securities limited with respect to any one issuer, to an amount no greater than 5% of the fund's assets and (b) not more than 25% of the market value of the fund's assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers that the fund controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the fund will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The fund expects to pay dividends and distributions necessary to avoid the application of this excise tax.

	As described above in this SAI and in the Prospectus, the fund may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. The fund anticipates that these investment activities will not prevent the fund from qualifying as a regulated investment company. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the fund and, thus, will affect the amount of capital gains distributed to the fund shareholders.

	For federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the fund may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule gain or loss on Section 1256 Contracts is treated as 60% long term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the fund and the amount of distributions taxable to a shareholder. Moreover, if the fund invests in both Section 1256 Contracts and offsetting positions to those contracts, then the fund might not be able to receive the benefit of certain realized losses for an indeterminate period of time. The fund expects that its activities with respect to Section 1256 Contracts and offsetting positions to those Contracts (1) will not cause it or its shareholders to be treated as receiving a materially greater amount of capital gains or distributions than actually realized or received and (2) will permit it to use substantially all of its losses for the fiscal years in which the losses actually occur (to the extent it realizes corresponding gains in such years).

Taxation of the Fund's Shareholders

	The fund anticipates that all dividends it pays, other than dividends from taxable investments and market discount on municipal obligations and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Policies" will be derived from interest on municipal obligations and thus will be exempt-interest dividends that may be excluded by shareholders from their gross income for federal income tax purposes if the fund satisfies certain asset percentage requirements. Distributions of the fund's net realized short-term capital gains are taxable to shareholders of the fund as ordinary income, and distributions of net realized long-term capital gains are taxable to shareholders as long-term capital gains, regardless of the length of time shareholders have held shares of common stock and whether the distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his or her shares of common stock will be a long-term gain or loss if he or she has held his or her shares for more than one year and will be a short-term capital gain or loss if he or she has held his or her shares for one year or less. Dividends and distributions paid by the fund will not qualify for the federal dividends-received deduction for corporations.

Exempt-Interest Dividends

	Interest on indebtedness incurred by a shareholder to purchase or carry shares of common stock is not deductible for federal income tax purposes to the extent it is deemed related to exempt-interest dividends. If a shareholder receives exempt-interest dividends with respect to any share of common stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder if he or she receives exempt-interest dividends to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the fund that represents income derived from private activity bonds held by the fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the fund's exempt-interest dividends may be excluded by shareholders from their gross income for federal income tax purposes, some or all of the fund's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the federal individual and corporate alternative minimum taxes. The receipt of dividends and distributions from the fund may affect a foreign corporate shareholder's federal "branch profits" tax liability and the federal "excess net passive income" tax liability of a shareholder of an S corporation. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to a federal alternative minimum tax, the federal "branch profits" tax, or the federal "excess net passive income" tax.


Dividend Reinvestment Plan

	A shareholder of the fund receiving dividends or distributions in additional shares purchased in the open market pursuant to the plan should be treated for federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives and should have a cost basis in the shares received equal to that amount. With respect to distributions issued in shares of the fund, the amount of the distribution for tax purposes is the fair market value of the issued shares on the payment date, and the difference between such fair market value and the amount of cash the shareholder would otherwise have received may be treated as a return of capital. In the case of shares issued by the fund, the shareholder's tax basis in each share received is its fair market value on the payment date, adjusted by any amount treated as a return of capital to the shareholder.

Statements and Notices

	Statements as to the tax status of the dividends and distributions received by shareholders of the fund are mailed annually. These statements show the dollar amount of income excluded from federal income taxes and the dollar amount, if any, subject to federal income taxes, including the portion if any, of long-term capital gains distributions eligible for the 20% maximum capital gains tax rate. The statements will also designate the amount of exempt interest dividends that are a specific preference item for purposes of the federal individual and corporate alternative minimum taxes. The fund will notify shareholders annually as to the interest excluded from federal income taxes earned by the fund with respect to those states and possessions in which the fund has or had investments. The dollar amount of dividends paid by the fund that is excluded from federal income taxation and the dollar amount of dividends paid by the fund that is subject to federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the fund. To the extent that the fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its taxable net investment income bears to its total net investment income earned on that day. Therefore, the percentage of each day's dividend designated as taxable, if any, may vary from day to day.

Backup Withholding

	If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of common stock. An individual's taxpayer identification number is his or her social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's federal income tax liability.


STOCK PURCHASES AND TENDERS

	The fund may repurchase shares of its common stock in the open market or in privately negotiated transactions when the fund can do so at prices below their then current net asset value per share on terms that the fund's board of directors believes represent a favorable investment opportunity, but has no obligation to do so.

	The market prices of the fund shares may, among other things, be determined by the relative demand for and supply of the shares in the market, the fund's investment performance, the fund's dividends and yield and investor perception of the fund's overall attractiveness as an investment as compared with other investment alternatives. Any acquisition of common stock by the fund will decrease the total assets of the fund and therefore have the effect of increasing the fund's expense ratio. The fund may borrow money to finance the repurchase of shares subject to the limitations described in the Prospectus. Any interest on the borrowings will reduce the fund's net income.

	If a tender offer is authorized to be made by the fund's board of directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder (or attributed to him or her for federal income tax purposes under Sections 318(a) and 302(c) of the Code). A shareholder who tenders all of the shares actually and constructively owned by that shareholder will realize a taxable gain or loss depending upon the amount of cash received and his or her basis in his or her shares.


CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

	The fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the fund or to change the composition of its board of directors and could have the effective of depriving shareholders of an opportunity to sell their shares of common stock at a premium over the prevailing market prices by discouraging a third party from seeking to obtain control of the fund. Commencing with the first annual meeting of shareholders, the board of directors will be divided into three classes. At the annual meeting of shareholders in each year thereafter, the term of one class will expire and each director elected to the class will hold office for a term of three years. The classification of the board of directors in this manner could delay for up to two years the replacement of majority of the board. The Articles of Incorporation provide that the maximum number of directors that may constitute the fund's entire board is 12. A director may be removed from office, or the maximum number of directors increased, only by vote of the holder of at least 75% of shares of common stock entitled to be voted on the matter.

	The fund's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of common stock then entitled to be voted to authorized the conversion of the fund from a closed-end to an open-end investment company's defined in the 1940 Act, unless two-thirds of the Continuing Directors (as defined below) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the fund's Articles of Incorporation providing for the conversion of the fund.

	The affirmative votes of a least 75% of the directors and the holders of at least 75% of the shares of the fund are required to authorize any of the following transactions (referred to individually as a "Business Combination"): (1) a merger, consolidation or share exchange of the fund with or into any other person (referred to individually as a "Reorganization Transaction"): (2) the issuance or transfer by the fund (in one or a series of transactions in any 12-month period) of any securities of the fund to any other person or entity for cash, securities of other property (or combinations thereof) having an aggregate fair market value of $1,000,000 or more, excluding sales of securities of the fund in connection with a public offering, issuance of securities of the fund pursuant to a dividend reinvestment plan adopted by the fund and issuances of securities of the fund upon the exercise of any stock subscriptions rights distributed by the fund: (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the fund (in one or a series of transactions in any 12-month period) to or with any person of any assets of the fund having aggregate fair market value of $1,000,000 or more, except for transactions in securities effected by the fund in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to: any proposal as to the voluntary liquidation or dissolution of the fund or any amendment to the fund's Articles of Incorporation to terminate its existence (referred to individually as a "Termination Transaction"); and any shareholder proposal as to specific investment decisions made or to be made with respect to the fund's assets.

	A 75% shareholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of a least 75% of the Continuing Directors (as defined below) or if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the Fund and various other requirements are satisfied. In such case, a majority of the votes entitled to be cast by shareholders of the fund will be required to approve the transaction if it is a Reorganization Transactions or a Transfer Transaction that involves substantially all of the fund's assets and no shareholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% shareholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least 75% of the Continuing Directors, in which case a majority of the votes entitled to be cast by shareholders of the fund will be required to approve the transaction.

	The voting provisions described above could have the effect of depriving shareholders of the fund of an opportunity to sell their common stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the fund in a tender offer or similar transaction. In the view of the fund's board of directors, however, these provisions offer several possible advantages including: (1) requiring persons seeking control of the fund to negotiate with its management regarding the price to be paid for the amount of common stock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the fund's ability to pursue long-term strategies that are consistent with its investment objective and management policies. The board of directors has determined that the voting requirements under Maryland law and the 1940 Act are in the best interests of shareholders generally.

	A "Continuing Director," as used in the discussion above, is any member of the fund's board of directors (1) who is not person or affiliate of a person who enters or proposes to enter into a Business Combination with the fund (such person or affiliate being referred to individually as an "Interested Party") and (2) who has been a member of the board of directors for a period of least 12 months, or is a successor of a Continuing Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors of the Board.

ADDITIONAL INFORMATION

Legal Matters

	Willkie Farr & Gallagher serves as legal counsel to the fund. The directors who are not "interested persons" of the fund have selected Stroock & Stroock & Lavan LLP as their counsel.

Independent Public Accountants

	For the fiscal year ending August 31, 2000, KPMG LLP have been selected as independent auditors for the fund to examine and report on the fund's financial statements.

Custodian and Transfer Agent

	PNC Bank, N.A. is located at 17 Chestnut Street, Philadelphia, Pennsylvania 19103 and serves as the fund's custodian pursuant to a custody agreement. Under the custody agreement, PNC Bank holds the fund's securities and keeps all necessary accounts and records. The assets of the fund are held under bank custodianship in compliance with the 1940 Act. PFPC is located at 101 Federal Street, Boston, Massachusetts 02110, and pursuant to a transfer agency agreement serves as the fund's transfer agent. Under the transfer agency agreement, PFPC maintains the shareholder account records for the fund, handles certain communications between shareholders and the fund, and distributes dividends and distributions payable by the fund.



FINANCIAL STATEMENTS

	The fund sends unaudited semi-annual and audited annual financial statements of the fund to shareholders, including a list of the investments held by the fund.

	The fund's Annual Report for the fiscal year ended August 31, 1999 is incorporated into this Statement of Additional Information by reference in its entirety. A copy of these Reports may be obtained from any Salomon Smith Barney Financial Consultant or by calling or writing to the fund at the telephone number or address set forth on the cover page of this SAI.


APPENDIX

DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

Description of Moody's Municipal Bond Ratings:

Aaa - Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge. " Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the fixture.

Baa - Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

	Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Description of Moody's Municipal Note Ratings:

	Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade
(VMIG). This distinction recognizes the differences between short- and long-term credit risk. Loans bearing the designation MIG1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation
MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

Description of Moody's Commercial Paper Ratings:

	The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime- 1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree.
Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.


Description of S&P Municipal Bond Ratings:

AAA - These bonds are obligations of the highest quality and have the strongest capacity for timely payment of debt service.

General Obligation Bonds Rated AAA - In a period of economic stress the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

Revenue Bonds Rated AAA - Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

AA - The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

A - Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in high rated categories. This rating describes the third strongest capacity for payment of debt service.

General Obligation Bonds Rated A - There is some weakness either in the local economic base, in debt burden, in the balance between revenues and expenditures or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some fixture date.

Revenue Bonds Rated A - Debt service coverage is good but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

BBB - The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity for payment of debt service.

	S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories except in the AAA category.

Description of S&P Municipal Note Ratings:

	Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1 -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated
SP- 1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP- 1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.



Description of S&P Commercial Paper Ratings:

	Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is strong, but the relative degree of safety is not as high as for issues designated A-1.

Description of Fitch/IBCA, Inc. Municipal Bond Ratings:

	AAA - Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong capacity for timely payment of financial commitments which is highly unlikely to be adversely affected by foreseeable events.

	AA - Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitment. This capacity is not significantly vulnerable to foreseeable events.

	A - Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

	BBB - Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to impair this capacity .
This is the lowest investment grade category assigned by Fitch.

	Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs however, are not used in the AAA category.

Description of Fitch/IBCA, Inc. Short -Term Ratings:

	Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

	The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitment in a timely manner.

	Fitch's short-term ratings are as follows:

	F1+ - Issues assigned this rating are regarded as having the strongest capacity for timely payments of financial commitments. The "+" denotes an exceptionally strong credit feature.

	F1 - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

	F2 - Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

	F3 - The capacity for the timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.




g:\legal\funds\#mtu\1999\secdocs\sai99.doc	24
u:\legal\funds\#mtu\1998\secdocs\sai98.doc	A-4

PART C - OTHER INFORMATION

	Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.


Part C
Item No.

Item 24. Financial Statements and Exhibits


	(1)	Financial Statements:

		- Included in Part A:

			*     Financial Highlights

		- Included in Part B:

			*        The Registrant's Annual Report for the
				fiscal year ended August 31, 1999 and
				Report of Independent Accountants
				dated October 15, 1999 are incorporated by reference to the Definitive 30(b)2-1 filed on , November 29, 1999
				Accession #  0000091155-99-000749.

	(2)	Exhibits: All references are to the Registrant's
registration statement
		on Form N-2 as filed with the Securities and Exchange
Commission
		on July 24, 1992. (File Nos. 33-49982 and 811-7046)(the
		"Registration Statement")

(a)	(i)	Articles of Incorporation are
incorporated by reference to
the Registrant's Registration
Statement

	(ii)	Articles of Amendment to
Articles of Incorporation are
incorporated by reference to
Pre-Effective Amendment No. 1.
to the Registration Statement
as
		filed on September 17, 1992
		("Pre-Effective Amendment
No.1")

(b)	(i)	Bylaws of Registrant are
incorporated by reference to
the Registration Statement.

	(ii)	Amended Bylaws of Registrant
are incorporated by reference
to Pre-Effective Amendment No.
1.

		(c)	Not Applicable

(d)	Specimen Certificate of Common
Stock, par value $.001 per share is
incorporated by reference to Pre-
Effective Amendment No. 1.

(e)	Dividend Reinvestment Plan is
incorporated by reference to Post-
Effective Amendment No. 6 to the
Registration Statement.

		(f)	Not Applicable

		(g)(i)	Investment Advisory Agreement
			between Registrant and Greenwich Street
			Advisors is incorporated by reference to Post-Effective Amendment No.1 to the Registration Statement as filed on November 17, 1993.

		    (ii)	Form of Transfer and Assumption of
			Investment Advisory Agreement
			between Registrant, Mutual Management Corp.
			and Smith Barney Adviser, Inc is incorporated by reference to Post-Effective Amendment No.2.

		(h)	Form of Underwriting Agreement between
			Registrant and Smith Barney Shearson is
			incorporated by reference to Pre-Effective
			Amendment No.1.

		(i)	Not Applicable

		(j)	Form of Custody Agreement between Registrant
			and PNC Bank, National Association is incorporated by reference to Post-Effective Amendment No. 4 as filed
			on December 6, 1996.

		(k)	(i)	Administration Agreement between
				Registrant and Smith Barney Advisers, Inc., dated June 1, 1994, is incorporated by reference to Post-Effective No.2.

		 (l)	Opinion and Consent of Counsel is incorporated by
			reference to Pre-Effective Amendment No.1.

		(m)	Not Applicable

		(n)	Consent of  Independent Auditors is filed herein.

		(o)	Not Applicable

		(p)	Purchase Agreement between Registrant and Shearson
			Lehman Brothers Inc., dated as of September 11, 1992, is incorporated by reference to Pre-Effective
Amendment
			No.1.

		(q)	Not Applicable

		(r)	Financial Data Schedule for Registrant as of August
31, 1999
			is filed herein.

Item 25.	Marketing Arrangements

	None

Item 26.	Other Expenses of Issuance and Distribution

	The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Fees    	0
Printing and Engraving Expenses	  	$9,000.00
Legal Fees		   			$0
Accounting Expenses		   		$0
Miscellaneous Expenses		   	$0


Item 27.	Persons Controlled by or Under Common Control

			None

Item 28.	Number of Holders of Securities

   Title of Class		Number of
				Record
				Stockholders
				as of  December 28, 1999

Shares of Common Stock, 	   149
par value $0.01 per share

Item 29.	Indemnification

	Under Article VII of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason or his being or having been a director or officer of Registrant. This provision does not authorize indemnification when it is determined that the director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a director or officer to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under Registrant's Articles of Incorporation.

	Insofar as indemnification for liability arising under the Securities
Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30.	Business and Other Connections of Investment Adviser

	See "Management of the Fund" in the Prospectus.
SSB Citi Fund Management LLC (successor to SSBC Fund
Management Inc.)("SSB Citi") a New York limited liability company, is a registered investment adviser
	and is wholly owned by Salomon Smith Barney Holdings Inc., which in turn is wholly owned by Citigroup Inc.
	SSB Citi is primarily engaged in the investment advisory business. Information as to executive officers and directors of SSB Citi is included in Schedule A and D of its Form
	ADV filed with the Securities and Exchange Commission (Registration number 801-3387).


Item 31.	Location of Accounts and Records

	SSB Citi Fund Management LLC
	388 Greenwich Street
	New York, New York 10013

	PFPC Global Fund Services
	101 Federal Street
	Boston, Massachusetts 02110

	PNC Bank, N.A.
	17th & Chestnut Streets
	Philadelphia, Pennsylvania 19103

Item 32.	Management Services

		None

Item	33.	Undertakings

	1.	Not Applicable

	2.	Not Applicable

	3.	Not Applicable

4.	The Fund hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a
post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the
Securities Act of 1933 (the "Act");

(2)	to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(4)(b)	For the purpose of determining any liability under the Act,
each
post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)(c)	Not Applicable

5.	Not Applicable

6.	The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional
Information.





SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, MANAGED MUNICIPALS PORTFOLIO II INC., has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 29th day of December, 1999.

					MANAGED MUNICIPALS PORTFOLIO II INC.



					By: /s/ Heath B. McLendon
					      Heath B. McLendon
					      Chief Executive Officer, President
						and Chairman of the Board

	We, the undersigned, hereby severally constitute and appoint Heath
B.
McLendon and Christina T. Sydor, our true and lawful attorneys, with full power, to sign for us, and in our hands and in the capacities indicated below, any and all
Post-Effective Amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents therewith, with the Securities and Exchange Commission, granting unto said attorneys full power to do and perform each and every act and thing requisite or necessary to be done in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys or any of them may lawfully do or cause to be done by virtue thereof.

WITNESS our hands on the date set forth below.

	Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement and the above Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature				Title					Date


 /s/ Heath B. McLendon
Heath B. McLendon			 Chairman of the Board,
	12/29/99
					 Chief Executive Officer
					and President

/s/ Lewis E. Daidone
Lewis E. Daidone			Treasurer (Chief Financial
	12/29/99
					and Accounting Officer)


/s/ Allan J. Bloostein*
Allan J. Bloostein				Director
	12/29/99

/s/ Martin Brody*
Martin Brody					Director
	12/29/99

/s/ Dwight B. Crane*
Dwight B. Crane				Director			12/29/99

/s/ Robert A. Frankel*
Robert A. Frankel				Director			12/29/99

/s/ William R. Hutchinson*
William Hutchinson				Director
	12/29/99


*By: /s/Heath B. McLendon
Heath B. McLendon, their duly authorized attorney-in-fact, pursuant to power-of-attorney dated September 27, 1994.


MANAGED MUNICIPALS PORTFOLIO II INC.

EXHIBIT INDEX

Exhibit No.			Description of Exhibit

(n) Consent of KPMG LLP, independent accountants for the Fund.

(r)				Financial Data Schedule.